April 4, 2019

Louis Haseman
Chief Executive Officer
Fah Mai Holdings, Inc.
1000/196,199 Liberty Buildings, 3rd Floor,
Sukhumvit 55 Road, Klongton Nua,
Wattana, Bangkok 10110

       Re: Fah Mai Holdings, Inc.
           Amendment No. 3 to
           Registration Statement on Form S-1
           Filed March 29, 2019
           File No. 333-226275

Dear Mr. Haseman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed March 29, 2019

Business, page 22

1. We note your response to comment 1 and the statement that you began selling cask fractions in 2018. We also note your response to comment 2 in your letter dated February
       11, 2019. Please revise to state whether and how you are relying on Regulation S,
       Regulation D or another exemption or safe harbor for offers and sales of cask fractions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Louis Haseman
Fah Mai Holdings, Inc.
April 4, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo at (202) 551-3394 or Rufus Decker at (202) 551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3536 or Pam Howell at (202) 551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameLouis Haseman
                                                           Division of
Corporation Finance
Comapany NameFah Mai Holdings, Inc.
                                                           Office of Beverages,
Apparel and
April 4, 2019 Page 2                                       Mining
FirstName LastName